UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42416

Elong Power Holding Limited

Gushan Standard Factory Building Project
Ganzhou New Energy Vehicle Technology City
West Gushan Road and North Xingguang Road

Ganzhou City, Jiangxi Province, 341000, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On July 30, 2025, Luyi Wang tendered her resignation as the Chief Financial Officer of Elong Power Holding Limited (the “Company”), effective July 30, 2025. Luyi Wang’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On July 30, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Wei Zou was appointed as the Chief Financial Officer, effective July 30, 2025.

The biographical information of Wei Zou is set forth below:

Wei Zou is an accomplished executive with over 30 years of experience in administration, human resources, and corporate management. Since 2024, he has served as Vice General Manager at Yilong Energy Holdings Co., Ltd., where he oversees key business departments, drives strategic implementation, and supports organizational development. From 2020 to 2024, he was the Human Resources and Administration Director at Fujian Nachuan Pipe Technology Co., Ltd., and from 2012 to 2020, he served as Deputy General Manager at Beijing Tianbang Runda Technology Development Co., Ltd., leading HR strategy, administrative operations, and external communications. Wei Zou began his career in 1993 at Xinliu Commercial City Group Co., Ltd. as an Administration Manager. He holds a Master’s degree in Business Administration from Universidad UCAM in Spain.

Wei Zou does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Pursuant to the employment agreement by and between the Company and Wei Zou, dated July 30, 2025, (the “Employment Agreement with Wei Zou”), the term shall continue for 3 years. The term will automatically renew for one-year periods on each anniversary unless either party provides written notice at least 60 days before a renewal date.   Wei Zou is entitled to compensation of US$40,000 for each calendar year, payable on a quarterly basis. The employment letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Wei Zou, dated July 30, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: August 4, 2025	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors

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